SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number         01-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation 401(k) Profit Sharing Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To The Audit Committee of Peoples Financial Corporation

Peoples Financial Corporation 401(k) Profit Sharing Plan

Biloxi, Mississippi

We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation 401(K) Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Supplement Schedule of Assets (Held as of End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia

June 21, 2016

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets

Cash	$69,248	$65,878

Investments at fair value	15,688,580	16,392,053

Net assets available for benefits	$15,757,828	$16,457,931

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions to net assets
Investment income:
Dividends	$497,033

Total investment income	497,033

Contributions:
Employer	269,526
Employees	511,332

Total contributions	780,858

Total additions	1,277,891

Deductions from net assets
Net change in fair value of investments	555,417
Distributions paid to participants	1,422,526
Investment expense	51

Total deductions	1,977,994

Change in net assets available for benefits	(700,103)

Net assets available for benefits, beginning of year	16,457,931

Net assets available for benefits, end of year	$15,757,828

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer Contributions

A summary of employer contributions is as follows:

Employer Discretionary Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. The matching contribution is allocated among the investment options according to each participant’s instructions.

Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.

Participant Accounts

Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:

Employer Discretionary Matching Contribution Account:

This account is credited quarterly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and with the employee’s share of the net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Employee Salary Reduction and Voluntary Contribution Account:

Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf, a salary reduction contribution cannot exceed 80% of compensation. The employee’s interest in this account will always be 100% vested.

Company Nonelective Contribution Account:

This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this account are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.

Employee Rollover Contribution Account:

This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of this account. This account will always be 100% vested.

Merged Plan Asset Account:

This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.

Eligible participants are entitled to receive required minimum distributions in annual installments.

The Plan also allows for certain hardship withdrawals of elective deferrals.

Upon termination of employment, amounts not vested will be forfeited with such forfeitures will be used to reduce employer contributions.

There were no forfeitures during the year ended December 31, 2015 or as of December 31, 2015.

Participant Loans

Participant loans are not permitted by the Plan.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 31, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected to early adopt ASU 2015-07 effective January 1, 2015, with no material impact on the Plan’s net assets. The adoption of ASU 2015-07 did affect certain disclosures related to fair value measurement as presented in Note C.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate the investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 31, 2015 with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II effective January 1, 2015 and has adjusted the Plan’s disclosures accordingly.

Investment Valuation

The Plan has invested in the MetLife Stable Value Fund, a collective trust fund which is a holder of a Met Managed Guaranteed Interest Contract (“GIC”). The investment contract is stated at net asset value (“NAV”), which represents the fair value since this is the value at which the plan transacts with the fund. As described in Accounting Standards Codification (“ASC”) Topic 962, “Defined Contribution Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, NAV value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to collective trust funds.

The Plan’s investments in mutual funds and Company common stock are recorded at fair value as determined by the closing price on actively traded markets. Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C – PARTICIPANTS’ INVESTMENTS

All investments are held by Fidelity Investments in an account managed by 401(k) Plus, Inc., the third party administrator of the Plan.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015.

Mutual funds: Valued at the closing price reported on the active market on which the funds are traded.

Common stock: Valued at the closing price reported on the active market on which individual securities are traded.

Collective trust fund: Valued at NAV as a practical expedient to estimate fair value. This investment is not classified within the valuation hierarchy, but presented for reconciliation purposes only.

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balance of investments which are measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2015 and 2014 are as follows:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$9,385,301	$	$	$9,385,301
Company common stock	708,849			708,849

	$10,094,150	$	$	10,094,150

Collective trust funds measured at NAV				5,594,430

Total investments at fair value				$15,688,580

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$9,414,972	$	$	$9,414,972
Company common stock	959,048			959,048

	$10,374,020	$	$	10,374,020

Collective trust funds measured at NAV				6,018,033

Total investments at fair value				$16,392,053

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $60,280 (5,882 shares) and sold $39,816 (4,153 shares) of the Company’s common stock during the year ended December 31, 2015. Shares held by the Plan at December 31, 2015 and 2014 had a market value of $708,849 and $959,048, respectively.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.

NOTE E – CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in the Company’s common stock, which approximates 4% of the Plan’s net assets available for benefits as of December 31, 2015. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

NOTE F – COST OF PLAN ADMINISTRATION

The Company absorbs the cost, if any, of plan administration. There were no such costs for the years ended December 31, 2015 and 2014.

NOTE G – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE H – TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated March 31, 2008, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

NOTE I – RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014.

	2015	2014
Net assets available for benefits per the financial statements	$15,757,828	$16,457,931
Less: Distributions payable	(128)	(26)

Net assets available for benefits per the Form 5500	$15,757,700	$16,457,905

The following is a reconciliation of distributions from net assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

Total distributions from net assets per the financial statements	$1,422,526
Add: Distributions payable at year end	128
Less: Distributions payable at prior year end	(26)

Total distributions from net assets per the Form 5500	$1,422,628

NOTE J – SUBSEQUENT EVENT

The Plan was amended and restated as of January 1, 2016. The Plan was restated to include the mandatory provisions of the Pension Protection Act of 2006. Amendments to the Plan include: 1) strengthening plan reporting and participant disclosure rules, 2) requiring stricter funding rules for single-employer and multiemployer defined benefit pension plans, 3) resolving legal uncertainty surrounding cash balance and other hybrid defined benefit plans, 4) allowing plan fiduciaries to give investment advice to participants, and 5) making permanent significant tax retirement savings incentives enacted under prior law. The amended and restated plan which was adopted is a pre-approved volume submitter plan which received a determination letter from the IRS dated March 31, 2014, stating that the plan as amended qualifies under the appropriate sections of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834            Plan 004

December 31, 2015

(a)	Identity of issuer or similar party (b)	Description of assets (c)	Cost (d)	Fair Value (e)
		Cash	N/A	$69,248
	Metropolitan Life Insurance Co.	MetLife Stable Value Fund – 32,023 shares	N/A	5,594,430
		Registered investment companies (Mutual Funds):
	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund – 16,478 shares	N/A	1,183,096
	American Funds	American Funds Europacific Growth Fund – 8,617 shares	N/A	383,464
	First Pacific Advisors	FPA Crescent Fund – 11,867 shares	N/A	368,585
	PIMCO Investments	PIMCO Investment Grade Corporate Fund – 129,978 shares	N/A	1,289,385
	Third Avenue Funds	Third Avenue Real Estate Value Fund – 9,356 shares	N/A	268,811
	Fidelity Investments	Fidelity Small Cap Discovery Fund – 12,302 shares	N/A	325,031
	T. Rowe Price Funds	T. Rowe Price New American Growth Fund – 37,279 shares	N/A	1,564,212
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund – 3,626 shares	N/A	54,971
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund – 20,872 shares	N/A	329,574
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund – 19,299 shares	N/A	288,522
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund – 22,642 shares	N/A	309,738
	JP Morgan	JP Morgan Value Advantage A Load Waived Fund – 2,227 shares	N/A	61,922
	Principal Funds	Principal MidCap A Load Waived Fund – 75,859 shares	N/A	1,559,670
	Harbor Mid Cap Value Fund	Harbor Mid Cap Value Investors Fund – 24,664 shares	N/A	465,664
	Franklin Custodian Fund	Franklin Income A Fund – 8,289 shares	N/A	17,406
	PNC Funds	PNC Multi Small Cap Growth Fund – 16,634 shares	N/A	328,362
	Thornburg Funds	Thornburg Global Opportunity Fund – 10,520 shares	N/A	267,425
	Vanguard Funds	Vanguard Growth & Income Fund – 4,948 shares	N/A	319,463
		Investment in common stock:
*	Peoples Financial Corporation	Common Stock – 78,761 shares	N/A	708,849

		Total		$15,757,828

*	Represents party-in-interest

N/A Due to Plan being fully participant directed, such values are not required.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Name of Plan

/s/ Thomas H. Wicks
The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi; Trustee By: Thomas H. Wicks, Assistant Vice-President/Trust Officer, The Peoples Bank, Biloxi, Mississippi

June 21, 2016
Date